

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Xi Chang
Chief Executive Officer
OneSmart Education Group Limited
165 West Guangfu Road, Putuo District
Shanghai 200063
PRC

> **Re: OneSmart International Education Group Ltd.**
> **Draft Registration Statement on Form F-1/A**
> **Submitted on January 8, 2018**
> **CIK No. 0001722380**

Dear Mr. Chang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1/A

Prospectus Summary, page 1

1.   Further revise your chart depicting your organizational structure post-offering to reflect your principal shareholders' direct ownership in your Chinese operating subsidiaries.

Risk Factors
Certain PRC regulations may make it more difficult for us to pursue..., page 40

2.   We note your response to prior comment 3. Further revise to make clear whether your IPO will trigger MOFCOM pre-notification under each of the three clauses of the M&A rules.

Use of Proceeds, page 54

3.   We note your response to prior comment 4. Further revise to indicate the anticipated time-frame to receive all necessary approvals to provide the funding for your specified use of proceeds.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Terry French, Accountant Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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